Exhibit 99.1

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Ascentage Pharma Announces Its Novel Bcl-2 Inhibitor Lisaftoclax Approved by China NMPA, Ushering in a New Era for the Treatment of CLL/SLL

ROCKVILLE, Md. and SUZHOU, China, July 10, 2025 – Ascentage Pharma (NASDAQ: AAPG; HKEX: 6855), a global biopharmaceutical company dedicated to addressing unmet medical needs in cancers, announced that its proprietary novel Bcl-2 selective inhibitor lisaftoclax (APG-2575) has been approved by China’s National Medical Products Administration (NMPA) for the treatment of adult patients with chronic lymphocytic leukemia/small lymphocytic lymphoma (CLL/SLL) who have previously received at least one systemic therapy including Bruton’s tyrosine kinase (BTK) inhibitors, which makes lisaftoclax the first Bcl-2 inhibitor receiving conditional approval and marketing authorization for the treatment of patients with CLL/SLL in China, and the second Bcl-2 inhibitor approved globally.

Lisaftoclax is a proprietary, novel orally administered small-molecule Bcl-2 selective inhibitor developed by Ascentage Pharma to treat patients with malignancies by selectively blocking the antiapoptotic protein Bcl-2 and hence restoring the normal apoptosis process in cancer cells. In the clinical trials, lisaftoclax has shown broad therapeutic potentials in multiple hematologic malignancies and solid tumors, particularly in CLL/SLL, both as a monotherapy and in combinations. Furthermore, lisaftoclax is Ascentage Pharma’s second commercialized novel drug following olverembatinib. This approval for lisaftoclax underscores Ascentage Pharma’s outstanding capabilities in global clinical development and innovation, marking another major milestone in the Company’s successful development of its deep pipeline.

This approval is based on the results from a pivotal registrational Phase II study (APG2575CC201) that was designed to evaluate the efficacy and safety of lisaftoclax monotherapy in patients with relapsed or refractory CLL/SLL, with the overall response rate (ORR) as the primary endpoint. Lisaftoclax demonstrated compelling efficacy and an ORR that met the prespecified endpoint in patients who previously treated with BTK inhibitors and/or immunochemotherapy. Moreover, lisaftoclax showed a favorable safety profile with no tumor-lysis syndrome (TLS) occurring during the study, a low incidence of hematologic toxicities which were manageable, and a low incidence of non-hematologic toxicities which were mostly grade 1-2.

CLL/SLL is a hematologic malignancy caused by mature B-cell neoplasms. It primarily affects older populations with over 100,000 new diagnoses reported globally each year1. In China, where the incidence rate of CLL/SLL is lower than that of the western countries, the disease is occurring at a rapidly rising rate, with a younger age of onset and higher aggressiveness2. As the current primary option for the first-line treatment of CLL/SLL, BTK inhibitors have significantly improved treatment outcome for patients. However, BTK inhibitors still face a range of issues such as limited ability to induce deep responses, high risk of relapse in mid-and long-term treatment, toxicities and intolerability associated with prolonged treatment; thus, the need for safer and more effective treatment options for the patients with CLL/SLL.

The introduction of Bcl-2 inhibitors has further revolutionized the treatment of CLL/SLL. The apoptosis suppressor factor Bcl-2, commonly overexpressed in a variety of hematologic malignancies, particularly CLL/SLL, is a key mechanism by which tumor cells evade apoptosis. However, the discovery of Bcl-2 inhibitor as a therapeutic target is highly challenging mainly because its mechanism of action is based on the protein-protein interaction (PPI). The binding interface of Bcl-2 is relatively large, making it difficult for small-molecule inhibitors to exert blocking effects. Additionally, the Bcl-2 protein is located on mitochondria, with double-membrane structure, is among the most complex and challenging cellular components as it requires drugs to first penetrate the cell membrane before they can further act on the mitochondrial membrane. Prior to this, no Bcl-2 inhibitor had been approved for the treatment of CLL/SLL in China. This approval for lisaftoclax fills a treatment gap in CLL/SLL, bringing renewed hope to many patients in the country.

Prof. Jianyong Li, Principal Investigator of the study from the Lymphoma Center at Jiangsu Province Hospital, noted, “CLL/SLL is a common hematologic malignancy in aging societies, and its prevalence has been steadily rising in China. Despite advancements in treatment, patients with CLL/SLL still face a range of challenges such as drug resistance, long-term medical treatment that is difficult to manage, and disappointing response rates. In recent years, drugs targeting pro-apoptotic proteins have received widespread interest in the oncology field while Bcl-2 inhibitors have emerged as a new treatment strategy for patients with CLL/SLL. Globally, Bcl-2 inhibitors have already become a key part of the treatment of CLL/SLL, but no Bcl-2 inhibitor has been approved in China up till now. This approval for the next-generation Bcl-2 inhibitor lisaftoclax represents a timely response to the urgent unmet medical need of this patient population, effectively fulfilling the void for Bcl-2 inhibitors in CLL/SLL in China. As the first China-developed Bcl-2 inhibitor, lisaftoclax has demonstrated favorable efficacy and a unique safety profile, thus providing clinicians a new treatment option that can meaningfully improve the survival of patients with CLL/SLL. In April 2025, supported by its groundbreaking efficacy and safety data in Chinese patients with CLL/SLL, lisaftoclax was included in the 2025 Chinese Society of Clinical Oncology (CSCO) Guidelines for the Diagnosis and Treatment of Lymphoid Malignancies. The approval and guideline recommendations for lisaftoclax, the only Bcl-2 inhibitor approved in China for the treatment of CLL/SLL, validated the drug as a safe and efficacious new treatment option, underscoring a major advancement in precision therapy for hematologic malignancies in China.”

Dr. Yifan Zhai, Chief Medical Officer of Ascentage Pharma, commented, “We are encouraged by the Chinese drug regulators’ recognition of lisaftoclax’s efficacy and safety, and would like to thank our investigators and their team, and the patients for participating in the clinical study, for their efforts and trust. This approval for lisaftoclax is a milestone achieved through over a decade of committed research and clinical development by Ascentage Pharma. Lisaftoclax addresses an urgent unmet clinical need and brings a safe and effective new treatment option to patients with CLL/SLL. This represents another big step forward in our patient-centric global innovation. Lisaftoclax has broad therapeutic potentials in multiple hematologic malignancies and solid tumors. We will accelerate the global development of this drug in various indications and bring it to more patients as soon as possible.”

Dr. Dajun Yang, Chairman & CEO of Ascentage Pharma, said, “Our founding team has over 20 years of research experience in the field of apoptosis and accumulated deep expertise on the Bcl-2 target. This approval for lisaftoclax is a culmination of their dedicated research and a major milestone in our never-ending journey of innovation, further solidifying our leadership in the hematology field. As a proprietary novel drug developed through global innovation, lisaftoclax is a testament to our strength in drug development, bringing much needed change to the global landscape for Bcl-2 inhibitors. Moving forward, Ascentage Pharma will remain steadfastly committed to its mission of addressing unmet clinical needs in China and around the world and aspire to bring more innovative therapeutics to more patients globally.”

Ascentage Pharma is currently conducting 4 global registrational Phase III trials of lisaftoclax: GLORA, an FDA-cleared study of lisaftoclax in combination with BTK inhibitors for patients with CLL/SLL previously treated with BTK inhibitors for more than 12 months with suboptimal response, as well as for the patients with newly diagnosed CLL/SLL GLORA-2 study, with newly diagnosed, elderly and unfit acute myeloid leukemia (AML) GLORA-3 study, and newly diagnosed higher risk myelodysplastic syndrome (MDS) GLORA-4 study.

*In the United States, lisaftoclax (APG-2575) is an investigational compound and has not been approved by the US FDA.

References

1.	Yao, Y., Lin, X., Li, F., et al. The global burden and attributable risk factors of chronic lymphocytic leukemia in 204 countries and territories from 1990 to 2019: analysis based on the global burden of disease study 2019. Biomed Eng Online. 2022 Jan 11;21(1):4. DOI: 10.1186/s12938-021-00973-6

2.	Liu Peng. Practice guidelines for the diagnosis and treatment of chronic lymphocytic leukemia/small lymphocytic lymphoma in Zhongshan Hospital, Fudan University (v1.2018). [J]. Chin J Clin Med, 2018, 25(1): 157-160. DOI 10.12015/j. issn. 1008-6358. 2018. 20180

About Ascentage Pharma

Ascentage Pharma (NASDAQ: AAPG; HKEX: 6855) is a global biopharmaceutical company dedicated to addressing unmet medical needs in cancers. The company has built a rich pipeline of innovative drug candidates that includes inhibitors targeting key proteins in the apoptotic pathway, such as Bcl-2 and MDM2-p53 and next-generation kinase inhibitors.

The lead asset, olverembatinib, is the first novel third-generation BCR-ABL1 inhibitor approved in China for the treatment of patients with CML in chronic phase (CML-CP) with T315I mutations, CML in accelerated phase (CML-AP) with T315I mutations, and CML-CP that is resistant or intolerant to first and second-generation TKIs. It is covered by the China National Reimbursement Drug List (NRDL). The Company is currently conducting an FDA-cleared, global registrational Phase III trial, or POLARIS-2, of olverembatinib for CML, as well as global registrational Phase III trials for patients with newly diagnosed Ph+ ALL and SDH-deficient GIST patients.

The second lead asset, lisaftoclax, is a novel Bcl-2 inhibitor for the treatment of various hematologic malignancies. The NDA for the treatment of relapsed and/or refractory CLL and SLL just received approval by China’s National Medical Products Administration (NMPA). The Company is currently conducting 4 global registrational Phase III trials: the GLORA study of lisaftoclax in combination with BTK inhibitors in patients with CLL/SLL previously treated with BTK inhibitors for more than 12 months with suboptimal response; the GLORA-2 study in patients with newly diagnosed CLL/SLL; the GLORA-3 study in newly diagnosed, elderly and unfit patients with AML; and the GLORA-4 study in patients with newly diagnosed higher risk MDS.

Leveraging its robust R&D capabilities, Ascentage Pharma has built a portfolio of global intellectual property rights and entered into global partnerships and other relationships with numerous leading biotechnology and pharmaceutical companies, such as Takeda, AstraZeneca, Merck, Pfizer, and Innovent, in addition to research and development relationships with leading research institutions, such as Dana-Farber Cancer Institute, Mayo Clinic, National Cancer Institute and the University of Michigan. For more information, visit https://ascentage.com/

Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical facts, contained in this press release may be forward-looking statements, including statements that express Ascentage Pharma’s opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results of operations or financial condition. These forward-looking statements are subject to a number of risks and uncertainties as discussed in Ascentage Pharma’s filings with the SEC, including those set forth in the sections titled “Risk factors” and “Special note regarding forward-looking statements and industry data” in its Registration Statement on Form F-1, as amended, filed with the SEC on January 21, 2025, and the Form 20-F filed with the SEC on April 16, 2025, the sections headed “Forward-looking Statements” and “Risk Factors” in the prospectus of the Company for its Hong Kong initial public offering dated October 16, 2019, and other filings with the SEC and/or The Stock Exchange of Hong Kong Limited we made or make from time to time that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. The forward-looking statements contained in this presentation do not constitute profit forecast by the Company’s management.

As a result of these factors, you should not rely on these forward-looking statements as predictions of future events. The forward-looking statements contained in this press release are based on Ascentage Pharma’s current expectations and beliefs concerning future developments and their potential effects and speak only as of the date of such statements. Ascentage Pharma does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contacts

Investor Relations:

Hogan Wan, Head of IR and Strategy

Ascentage Pharma

Hogan.Wan@ascentage.com

+86 512 85557777

Stephanie Carrington

ICR Healthcare

Stephanie.Carrington@icrhealthcare.com

+1 (646) 277-1282

Media Relations:

Sean Leous

ICR Healthcare

Sean.Leous@icrhealthcare.com

+1 (646) 866-4012

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